1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

August 21, 2025

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Christina Fettig

Re:	Sarbanes-Oxley Review of Select Series of Charles Schwab Family of Funds (File No. 811-05954); Laudus Trust (File No. 811-05547); Schwab Annuity Portfolios (File No. 811-08314); Schwab Capital Trust (File No. 811-07704); Schwab Investments (File No. 811-06200); and Schwab Strategic Trust (File No. 811-22311) (each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. Fettig:

This letter responds to comments that you conveyed orally via a telephone conference with Dana Smith and Alexandra Riedel of Charles Schwab Investment Management, Inc., dba Schwab Asset Management (“Schwab”), and Stephen Cohen and Phillip Garber of Dechert LLP on July 22, 2025, in connection with your review of certain filings and other materials of select series of the Registrants as set forth in Appendix A (each, a “Fund”) pursuant to the Sarbanes-Oxley Act of 2002. A summary of your comments, followed by the Registrants’ responses, is set forth below:

Shareholder Reports

1.	Comment: The fund statistics section for the Schwab Value Advantage Money Fund’s shareholder report includes net assets on a per class basis. The staff (“Staff”) of the Securities and Exchange Commission (“SEC”) notes that Form N-1A Item 27A(e) requires disclosure of net assets of the Fund in this section.

Response: The Registrant will disclose Fund net assets in future shareholder reports.

2.	Comment: For each Fund listed below, the 1-year total average annual return disclosed in the Fund’s shareholder report did not align with the 1-year total return disclosed in the Fund’s financial highlights. The Staff notes that Form N-1A Item 27A(d)(2) Instruction 5 requires a fund to use the 1-year total return in the fund’s most recent audited financial highlights for the 1-year annual total return without sales charges.
•	Schwab Health Care Fund
•	Schwab U.S. Dividend Equity ETF

•	Schwab Short-Term U.S. Treasury ETF
•	Schwab VIT Balanced Portfolio
•	Schwab Crypto Thematic ETF
•	Schwab Target 2045 Index Fund
•	Schwab Target 2065 Index Fund
•	Schwab Fundamental U.S. Small Company ETF

Response: Registrants note that performance in the shareholder reports for these Funds was based on a shareholder’s transactional net asset value to better reflect the performance that shareholders would receive in their accounts, consistent with the methodology used to report performance in the management discussion of fund performance reporting section prior to the tailored shareholder report amendments. The Registrants confirm that they will disclose the 1-year total average annual returns based on the most recent audited financial highlights in future shareholder reports.

3.	Comment: The Staff notes that Rule 30e-1(b)(2) of the Investment Company Act of 1940, as amended (the “1940 Act”), requires open-end management investment companies to make Items 8 through 11 of Form N-CSR publicly accessible, free of charge, at the website address specified at the beginning of the shareholder report. Please confirm how the Registrants comply with this requirement.

Response: Registrants note that each Fund makes available Items 8 through 11 on its website. The information can be accessed from the link provided in the regulatory document which brings the user to a landing page on which the various regulatory documents are available. Any disclosures filed on Form N-CSR in response to Items 8 through 11 would be included in the document entitled “Annual Holdings and Financial Statements” and “Semiannual Holdings and Financial Statements” on this landing page. The Registrants will enhance the way they make these available on their website by including references to Items 7 through 11 in future holdings and financial statements reports.

4.	Comment: The Staff notes that Items 10 and 11 of the Registrants’ Form N-CSRs include a cross-reference to Item 7. When referring to Item 7, please consider ways to make it easier for investors to locate the required disclosure.

Response: The Registrants confirm that they will consider adding more specificity to the cross-references to make it easier for investors to locate the required disclosure.

5.	Comment: The Staff notes that Item 11 of the Form N-CSRs filed by Schwab Annuity Portfolios and Schwab Capital Trust for the fiscal year ended December 31, 2024 includes a cross-reference to a report filed under Item 7, but the report filed under Item 7 does not contain a statement regarding the basis for approval of the investment advisory contract.

Response: The Registrants confirm the statement regarding the basis for approval of the investment advisory contract was included in the N-CSR filed for the period ended June 30, 2024. The Registrants will enhance this disclosure in future filings.

Financial Statements

6.	Comment: The Staff notes that in the Schedule of Investments in the Schwab Municipal Bond ETF’s financial statements indicate that the Fund invests in zero coupon securities. Please consider showing a yield or some other indicator of the rate at which the income from these investments is recognized.

Response: The Registrants will add the requested disclosure in future filings.

7.	Comment: The Staff notes that the Schedule of Investments for certain Funds showed investments in preferred stocks. If the dividend rate for preferred stocks is known, please disclose the rate as required by footnote 4 of Regulation S-X rule 12-12.

Response: It is the Registrants’ practice to disclose the dividend rate, if known, with each filing cycle. The Registrants note that the Schedules of Investments for the Funds reviewed showed preferred stocks for which the Registrant did not know the dividend rate.

8.	Comment: The Staff notes that closed-end funds that are disclosed on the Schedule of Investments in the financial statements of the Schwab Municipal Money Fund and Schwab AMT Tax-Free Money Fund are categorized based on the state of organization of the closed-end fund rather than the state in which the investments are made by the closed-end fund. Please explain the categorizations of the variable rate demand preferred shares held by the closed-end funds.

Response: It is the Registrants’ practice to categorize closed-end fund investments based on the state in which the investments are made by the closed-end funds. Closed-end funds that hold investments across multiple states are categorized as multiple states. Closed-end fund investments are not classified by the state of organization of the closed-end fund.

9.	Comment: The Staff notes that the notes to the financial statements for the exchange-traded funds (“ETFs”) indicate there are variable charges paid to the ETFs. Please disclose the accounting policy for these variable charges paid to the ETFs.

Response: The Registrants will add the requested disclosure in future filings.

10.	Comment: In future Form N-CSR filings, please disclose more detail in your response to Item 4(b) and 4(c) about the nature of the services rendered by the principal accountant for the audit-related fees and the tax fees.

Response: The Registrants will further enhance their disclosure to include more detail in future Form N-CSR filings for Item 4(b) and 4(c) consistent with industry practice.

11.	Comment: The Staff notes that the website for the money market funds include references to the daily liquid asset and weekly liquid asset requirements that applied before the recent amendments to rule 2a-7 under the 1940 Act (10 and 30 percent, respectively). Please update these references to reflect the daily liquid asset and weekly liquid asset requirements under the amended rule 2a-7 (25 and 50 percent, respectively).

Response: The Registrants confirm that these changes have been incorporated.

Prospectus

12.	Comment: The Staff notes that the Schwab High Yield Bond ETF’s fee table includes a footnote indicating that the Fund’s other expenses are estimated. The Staff notes that the Fund had at least one year of operating history at the time of the prospectus update. Please confirm whether other expenses are estimated.

Response: The Registrant confirms that other expenses are based on actual amounts for the most recent fiscal year. The Registrant will remove the footnote at the next opportunity.

13.	Comment: The Staff notes that some of the international ETFs incurred professional fees relating to tax reclaims, but the expense table for these Funds indicate “None” in the other expenses line item. Please consider whether the fee table should state “None” for other expenses when these Funds are incurring other expenses.

Response: As noted on the telephone conference held on April 29, 2022 and our response to the Staff’s comments dated May 26, 2022, Schwab generally views professional fees and reimbursements made to the investment adviser in the amounts of less than 0.01% (i.e., one basis point) of the average net assets of a Fund to be immaterial. In this case, the total amount of professional fees and reimbursements associated with tax reclaims for any Fund amounted to less than one basis point, and in relation to the size of the Funds, Schwab deemed such amounts to be immaterial. These fees are paid upfront by the Funds and are contractually waived by the investment adviser. In addition, these are non-routine fees, infrequent in occurrence and subject to repayment to the investment adviser only if the Fund successfully recovers income related to foreign tax reclaims. Professional fees associated with upfront professional fees for tax reclaims are presented as an expense and expense reduction along with an explanatory footnote in the Statement of Operations, and all details are presented on a gross basis in the notes to financial statements, affiliated transaction section. Repayment made to the investment adviser for previously waived upfront professional fees occurs when the Fund recognizes income. When income recognition occurs, the investment adviser is repaid for previously waived professional fees associated with foreign tax reclaims. Repayment of previously waived fee amounts are presented net of dividend income and are measured for separate disclosure when the amount exceeds one basis point of average net assets. All details related to a Fund’s foreign tax reclaim activities during the period are disclosed on a gross basis in the notes to financial statements, affiliated transaction section.

Because the professional fees relating to tax reclaims were less than one basis point and immaterial to the Funds, they did not impact the Total Annual Fund Operating Expenses shown for the Funds. However, going forward, the Registrant will update the Fund Fees and Expenses tables for these Funds to show a number (i.e., 0.00%) rather than “None” at each Fund’s next annual update.

14.	Comment: Please confirm whether the Schwab Core Equity Fund, Schwab Large-Cap Growth Fund, and Schwab Select Large Cap Growth Fund meet the diversification requirements for a “diversified” fund.

Response: The Registrants confirm that the Schwab Core Equity Fund, Schwab Large-Cap Growth Fund, and Schwab Select Large Cap Growth Fund meet the requirements for a “diversified” fund under Section 5(b)(1) and 5(c) of the 1940 Act. The Registrants note that Section 5(c) of the 1940 Act states that “a registered diversified company which at the time of its qualification as such meets the requirements of paragraph (1) of subsection (b) shall not lose its status as a diversified company because of any subsequent discrepancy between the value of its various investments and the requirements of said paragraph, so long as any such discrepancy existing immediately after its acquisition of any security or other property is neither wholly nor partly the result of such acquisition.”

N-CEN

15.	Comment: The Staff notes that the Schwab U.S. Broad Market ETF checked Item C.6.b(i)(1) on Form N-CEN, indicating that the Fund liquidated collateral pledged for securities lending. Please provide additional information describing the resolution of the issue and any impact to the Fund’s NAV and/or control structure.

Response: The Registrant notes that the Schwab U.S. Broad Market ETF’s response to Item C.6.b(i)(1) on Form N-CEN, indicating that the fund liquidated collateral pledged for securities lending, is correct. There was one instance during the period covered by the report where the Fund forced a purchase from a lender as a result of the Fund selling out of a security position in which the collateral was liquidated to make the Fund whole. The amount of collateral liquidated was less than $100,000, and there was no impact to the Fund’s controls related to the securities lending program oversight or its net asset value.

*     *     *

Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

Appendix A

File #	Registrant Name	Series Name	FYE Reviewed
811-05954	CHARLES SCHWAB FAMILY OF FUNDS	Schwab AMT Tax-Free Money Fund	12/31/2024
811-05954	CHARLES SCHWAB FAMILY OF FUNDS	Schwab California Municipal Money Fund	12/31/2024
811-05954	CHARLES SCHWAB FAMILY OF FUNDS	Schwab Government Money Fund	12/31/2024
811-05954	CHARLES SCHWAB FAMILY OF FUNDS	Schwab Municipal Money Fund	12/31/2024
811-05954	CHARLES SCHWAB FAMILY OF FUNDS	Schwab New York Municipal Money Fund	12/31/2024
811-05954	CHARLES SCHWAB FAMILY OF FUNDS	Schwab Retirement Government Money Fund	12/31/2024
811-05954	CHARLES SCHWAB FAMILY OF FUNDS	Schwab Treasury Obligations Money Fund	12/31/2024
811-05954	CHARLES SCHWAB FAMILY OF FUNDS	Schwab U.S. Treasury Money Fund	12/31/2024
811-05954	CHARLES SCHWAB FAMILY OF FUNDS	Schwab Value Advantage Money Fund	12/31/2024
811-05547	LAUDUS TRUST	Schwab Select Large Cap Growth Fund	3/31/2025
811-08314	SCHWAB ANNUITY PORTFOLIOS	Schwab Government Money Market Portfolio	12/31/2024
811-08314	SCHWAB ANNUITY PORTFOLIOS	Schwab S&P 500 Index Portfolio	12/31/2024
811-08314	SCHWAB ANNUITY PORTFOLIOS	Schwab VIT Balanced Portfolio	12/31/2024
811-08314	SCHWAB ANNUITY PORTFOLIOS	Schwab VIT Balanced with Growth Portfolio	12/31/2024
811-08314	SCHWAB ANNUITY PORTFOLIOS	Schwab VIT Growth Portfolio	12/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Balanced Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Core Equity Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Dividend Equity Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Fundamental Emerging Markets Equity Index Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Fundamental International Equity Index Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Fundamental International Small Equity Index Fund	10/31/2024

File #	Registrant Name	Series Name	FYE Reviewed
811-07704	SCHWAB CAPITAL TRUST	Schwab Fundamental U.S. Large Company Index Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Fundamental U.S. Small Company Index Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Health Care Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab International Core Equity Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab International Index Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab International Opportunities Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Large-Cap Growth Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab MarketTrack All Equity Portfolio	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab MarketTrack Balanced Portfolio	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab MarketTrack Conservative Portfolio	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab MarketTrack Growth Portfolio	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab S&P 500 Index Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Small-Cap Equity Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Small-Cap Index Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2010 Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2015 Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2020 Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2025 Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2030 Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2035 Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2040 Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2045 Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2050 Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2055 Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2060 Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2065 Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Total Stock Market Index Fund	10/31/2024

File #	Registrant Name	Series Name	FYE Reviewed
811-07704	SCHWAB CAPITAL TRUST	Schwab U.S. Large-Cap Growth Index Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab U.S. Large-Cap Value Index Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab U.S. Mid-Cap Index Fund	10/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Monthly Income Fund - Flexible Payout	12/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Monthly Income Fund - Income Payout	12/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Monthly Income Fund - Target Payout	12/31/2024
811-07704	SCHWAB CAPITAL TRUST	Schwab Fundamental Global Real Estate Index Fund	2/28/2025
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2010 Index Fund	3/31/2025
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2015 Index Fund	3/31/2025
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2020 Index Fund	3/31/2025
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2025 Index Fund	3/31/2025
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2030 Index Fund	3/31/2025
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2035 Index Fund	3/31/2025
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2040 Index Fund	3/31/2025
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2045 Index Fund	3/31/2025
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2050 Index Fund	3/31/2025
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2055 Index Fund	3/31/2025
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2060 Index Fund	3/31/2025
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2065 Index Fund	3/31/2025
811-06200	SCHWAB INVESTMENTS	Schwab 1000 Index Fund	10/31/2024
811-06200	SCHWAB INVESTMENTS	Schwab Global Real Estate Fund	2/28/2025
811-06200	SCHWAB INVESTMENTS	Schwab California Tax-Free Bond Fund	8/31/2024
811-06200	SCHWAB INVESTMENTS	Schwab Opportunistic Municipal Bond Fund	8/31/2024
811-06200	SCHWAB INVESTMENTS	Schwab Short-Term Bond Index Fund	8/31/2024
811-06200	SCHWAB INVESTMENTS	Schwab Tax-Free Bond Fund	8/31/2024
811-06200	SCHWAB INVESTMENTS	Schwab Treasury Inflation Protected Securities Index Fund	8/31/2024

File #	Registrant Name	Series Name	FYE Reviewed
811-06200	SCHWAB INVESTMENTS	Schwab U.S. Aggregate Bond Index Fund	8/31/2024
811-22311	SCHWAB STRATEGIC TRUST	Schwab 1-5 Year Corporate Bond ETF	12/31/2024
811-22311	SCHWAB STRATEGIC TRUST	Schwab 5-10 Year Corporate Bond ETF	12/31/2024
811-22311	SCHWAB STRATEGIC TRUST	Schwab Intermediate-Term U.S. Treasury ETF	12/31/2024
811-22311	SCHWAB STRATEGIC TRUST	Schwab Long-Term U.S. Treasury ETF	12/31/2024
811-22311	SCHWAB STRATEGIC TRUST	Schwab Municipal Bond ETF	12/31/2024
811-22311	SCHWAB STRATEGIC TRUST	Schwab Short-Term U.S. Treasury ETF	12/31/2024
811-22311	SCHWAB STRATEGIC TRUST	Schwab U.S. Aggregate Bond ETF	12/31/2024
811-22311	SCHWAB STRATEGIC TRUST	Schwab U.S. TIPS ETF	12/31/2024
811-22311	SCHWAB STRATEGIC TRUST	Schwab Ultra-Short Income ETF	12/31/2024
811-22311	SCHWAB STRATEGIC TRUST	Schwab Fundamental Emerging Markets Equity ETF	2/28/2025
811-22311	SCHWAB STRATEGIC TRUST	Schwab Fundamental International Equity ETF	2/28/2025
811-22311	SCHWAB STRATEGIC TRUST	Schwab Fundamental International Small Equity ETF	2/28/2025
811-22311	SCHWAB STRATEGIC TRUST	Schwab Fundamental U.S. Broad Market ETF	2/28/2025
811-22311	SCHWAB STRATEGIC TRUST	Schwab Fundamental U.S. Large Company ETF	2/28/2025
811-22311	SCHWAB STRATEGIC TRUST	Schwab Fundamental U.S. Small Company ETF	2/28/2025
811-22311	SCHWAB STRATEGIC TRUST	Schwab U.S. REIT ETF	2/28/2025
811-22311	SCHWAB STRATEGIC TRUST	Schwab Ariel ESG ETF	3/31/2025
811-22311	SCHWAB STRATEGIC TRUST	Schwab Crypto Thematic ETF	3/31/2025
811-22311	SCHWAB STRATEGIC TRUST	Schwab 1000 Index ETF	8/31/2024
811-22311	SCHWAB STRATEGIC TRUST	Schwab Emerging Markets Equity ETF	8/31/2024
811-22311	SCHWAB STRATEGIC TRUST	Schwab High Yield Bond ETF	8/31/2024
811-22311	SCHWAB STRATEGIC TRUST	Schwab International Dividend Equity ETF	8/31/2024
811-22311	SCHWAB STRATEGIC TRUST	Schwab International Equity ETF	8/31/2024

File #	Registrant Name	Series Name	FYE Reviewed
811-22311	SCHWAB STRATEGIC TRUST	Schwab International Small-Cap Equity ETF	8/31/2024
811-22311	SCHWAB STRATEGIC TRUST	Schwab U.S. Broad Market ETF	8/31/2024
811-22311	SCHWAB STRATEGIC TRUST	Schwab U.S. Dividend Equity ETF	8/31/2024
811-22311	SCHWAB STRATEGIC TRUST	Schwab U.S. Large-Cap ETF	8/31/2024
811-22311	SCHWAB STRATEGIC TRUST	Schwab U.S. Large-Cap Growth ETF	8/31/2024
811-22311	SCHWAB STRATEGIC TRUST	Schwab U.S. Large-Cap Value ETF	8/31/2024
811-22311	SCHWAB STRATEGIC TRUST	Schwab U.S. Mid-Cap ETF	8/31/2024
811-22311	SCHWAB STRATEGIC TRUST	Schwab U.S. Small-Cap ETF	8/31/2024